UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-125907

(Check One):|X| Form 10-K     |_| Form 20-F      |_| Form 11-K     |_| Form 10-Q
            |_| Form 10-d     |_| Form N-SAR     |_| Form N-CSR

            For Period Ended: December 31, 2006

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report onForm 10-Q
            |_| Transition Report on Form N-SAR

            For the Transition Period Ended: _______________

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


                        LEGACY COMMUNICATIONS CORPORATION
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Full name of registrant

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Former name if applicable

                               210 NORTH 1000 EAST
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Address of principal executive office (street and number)

                             ST. GEORGE, UTAH 84770
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City, state and zip code

                                     PART II
                             RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
 |X| report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Annual Report on Form 10-KSB could not be timely filed because the Company has been delayed in providing audit information to the auditors.

                                     PART IV
                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

  E.Morgan Skinner, Jr.                (435)                       628-1000
         (Name)                     (Area Code)               (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                |X| Yes  |_|  No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes  |_|  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        LEGACY COMMUNICATIONS CORPORATION
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 4/2/2007                                By: /s/ E. Morgan Skinner, Jr.
      ------------                                ------------------------------
                                                  Name:  E. Morgan Skinner, Jr.
                                                  Title: Chief Executive Officer

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During the Fiscal Year ended December 31, 2006, the Company completed the sale of KUPA(AM) to Broadcast Corporation of America for an aggregate price of $650,000 resulting in an estimated gain of $516,000. In addition, the Company received non-recurring other revenues during the year ended December 31, 2006 in the amount of approximately $335,000 relating to the default by Lakeshore Media of an agreement to purchase KPTO(AM) and KITT(FM) and $982,000 from the settlement of debts relating to Red Fern Production. The Company did not have similar events in the previous fiscal year.

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